                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 3)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc..
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 19, 1997
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                               Page 1 of 11 Pages

                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      95,600 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            644,490 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  95,600 shares of Common Stock

              10. Shared Dispositive Power

                  644,490 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,070,890 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    9.7%

14. Type of Reporting Person

    IN
                               Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      457,100 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  457,100 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    457,100 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    4.1%

14. Type of Reporting Person
    CO
                               Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       518,190 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   518,190 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    518,190 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.7%

14. Type of Reporting Person
    EP
                               Page 4 of 11 Pages

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 3 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on December 26, 1996 by Glen F. Ceiley ("Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
         Item 3 of the Schedule is amended as follows:

         Mr. Ceiley purchased directly 95,600 Shares for a total consideration of $66,162.67 from his personal funds. Bisco purchased 457,100 shares for a total consideration of $372,915.69. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 518,190 shares for a total consideration of $294,608.89 using funds held in the Plan for investment purposes.

                               Page 5 of 11 Pages

Item 4.  Purpose of Transaction
         ----------------------
         Item 4 of the Schedule is amended as follows:

         Reference is made to the Schedule 14D-1 filed by Bisco on March 6, 1997, as amended, for a description of Bisco's offer to purchase up to 2,600,000 shares and related matters. Reference is also made to the Schedule 14A filed by Bisco on April 30, 1997 and the Consent Solicitation Statement filed as a part thereof for a description of Bisco's solicitation of consents from holders of Shares and certain other matters except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.



                               Page 6 of 11 Pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
         Item 5 of the Schedule is amended as follows:

         (a) As of the close of business on May 19, 1997, the Reporting
Persons owned in the aggregate, 1,070,890 Shares, which represent approximately 9.7% of the 11,030,000 Shares outstanding as of May 7, 1997 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 2, 1997. In accordance with Rule 13d-5(b)(1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on May 19, 1997, Mr. Ceiley beneficially owned an aggregate of 1,070,890 Shares, of which 95,600 Shares were owned by Mr. Ceiley individually, 457,100 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 518,190 Shares were held by Mr. Ceiley as sole Trustee of the Plan.

         (b) Mr. Ceiley has the sole power to vote and dispose of the Shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) Since January 16, 1997, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D, The reporting persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable



                               Page 7 of 11 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 1997



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley



                               Page 8 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 1997



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                               Page 9 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 1997


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee



                              Page 10 of 11 Pages

                                   SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since January 16, 1997, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D. With the exception of the purchase on May 19, 1997, which was a privately negotiated purchase, all transactions involved purchases of Shares on the NASDAQ.

Transaction                   Number of       Price
   Date                         Shares      Per Share*    Purchaser
-----------                   -----------   -----------  -----------

03-19-97                       10,000        $   .875    Plan
03-20-97                       (2,500)           .875    Mr. Ceiley
03-21-97                       (7,500)           .875    Mr. Ceiley
04-07-97                        5,000             .75    Mr. Ceiley
04-09-97                       25,000          .78125    Plan
04-09-97                          300             .75    Mr. Ceiley
05-19-97                      330,800             .90    Bisco




* Excluding commissions



                              Page 11 of 11 pages